Exhibit 99.1

FACTSHEET | AUG 2010

Corporate Factsheet:
Leading the Way in Cancer Treatment Research
Financial Overview
PROGEN	Recent Developments
CORPORATE	Progen’s Innovative Pipeline
FACTSHEET	Manufacturing Strength through PharmaSynth
Strong Governance
Industry-Leading Management Team
Progen’s Top 20 Shareholders

LEADING THE WAY IN CANCER TREATMENT RESEARCH

Progen Pharmaceuticals Limited (Progen) is an Australian publicly listed drug development company committed to improving patient outcomes through the discovery and development of small molecule cancer therapeutics.

Progen has three platforms that target different aspects of the biology of cancer. Progen’s core focus is development of its anti-angiogenesis and anti-metastatic oncology product pipeline, which includes the compounds muparfostat (PI-88) and PG545. This dual mechanism therapeutic approach focuses on controlling both tumor growth and spread. Progen’s other oncology platforms are targeted at cell proliferation and epigenetics.

This exciting product portfolio is supported by a valuable pipeline built around the science of heparan sulfate mimetics and heparanase inhibition, a research team of unparalleled talent, and a strong and experienced leadership group.

FINANCIAL OVERVIEW

•                  Progen Pharmaceuticals Limited (the Company) is a dual listed Australian company

•                           Primary listing on the Australian Securities Exchange (ASX)

– ticker code ‘PGL’

•                           Secondary listing on the US OTC Market (OTC)

– ticker code ‘PGLA’

•                  Total number of fully paid ordinary shares on issue: 24.7 M

•                  Market capitalisation as at 30 June 2010: ~AU$9.8 M (~US$8.4 M)

•                  Cash position as at 30 June 2010: ~AU$15 M

“Progen’s vision is two-fold: to improve cancer patients’ lives by providing them with improved oncology solutions; and to create long-term shareholder value through the discovery and development of novel cancer therapeutics.”

RECENT DEVELOPMENTS

•        Signed License and Collaboration agreement with our partners Medigen Biotechnology Corporation for the global development of muparfostat (PI-88) for oncology indications. Medigen has submitted its requisition for a Special Protocol Assessment (SPA) package to the US Food and Drug Administration (FDA).

•        Granted two important patents for the Preparation and Use of Sulfated Oligosaccharides (which includes PI-88) in the latter part of the 2009/2010 financial year; one in Japan and the other in Europe.

•        Reached a settlement with Key Respondents designed to restore stability to the Company. This settlement resulted in the creation of a new Board and a change in management, which provided the opportunity to bring new professionals with proven skills and expertise into the Company.

•        Appointed new independent board members with extensive experience across the global biotechnology, pharmaceutical and healthcare industries.

•        Welcomed new CEO Sue MacLeman in April 2010. Sue has extensive international senior management and leadership experience in product development and commercialization in the biotechnology and pharmaceutical sectors.

Progen Pharmaceuticals Ltd ACN 010 975 612

16 Benson St, Toowong, QLD 4066, Australia | PO Box 2403, Toowong, QLD 4066, Australia | T +61 7 3842 3333 | F +61 7 3720 9624

PROGEN CORPORATE FACTSHEET

PROGEN’S INNOVATIVE PIPELINE

CONTROLLING TUMOR GROWTH AND SPREAD –

ANTI-ANGIOGENESIS AND ANTI-METASTATIC COMPOUNDS

In the context of cancer, angiogenesis is the process by which new blood vessels grow to supply tumors with nutrients and oxygen. Progen’s technology works to disrupt tumor growth by preventing the process through which angiogenic growth factor proteins trigger blood vessel growth. Progen’s compounds do this by mimicking the action of an essential sugar heparan sulfate, ultimately preventing the cell signalling required for the formation of new blood vessels.

Progen’s compounds block signalling of multiple growth factors, which have advantages over existing targeted therapies. In 2007, three anti-angiogenic therapies (Avastin, Nexavar and Sutent) generated USD $3.6 billion in sales with forecasts for 2010 exceeding USD $8 billion. Such results demonstrate the commercial potential for products like Progen’s in the field of oncology.

In addition to preventing tumor growth, Progen’s compounds inhibit the enzyme heparanase. This is the only enzyme capable of cleaving heparan sulfate, an essential step in the cell signalling process. By inhibiting this enzyme, Progen’s compounds can help stop the spread of the cancer through the body, also known as metastasis.

It is this dual mechanism exploited by Progen’s anti-angiogenesis and anti-metastatic technologies that differentiates its compounds from others in the market and in development.

Progen has a strong pipeline of innovative anti-angiogenesis and anti-metastatic compounds, each at different stages of development, providing a strong platform for future growth. The status of compounds in our pipeline is illustrated below.

Muparfostat (PI-88) (Partnered)

PI-88 is the lead compound developed from our expertise in heparan sulfate technology.  It is moving to Phase 3 in post-resection liver cancer, and has previously shown strong signs of efficacy in a Phase 2 post resection liver cancer trial. PI-88 holds an extensive patent position covering its chemical structure (composition of matter). Being a first-in-class inhibitor there are no other heparan sulfate mimetics as advanced in anti-cancer development as PI-88.

On 30th June 2010, Progen signed a License and Collaboration Agreement with Medigen Biotechnology Corporation to complete product development and commercialization of PI-88 globally in oncology.

PG545

PG545, a small molecule heparan sulfate mimetic, is Progen’s next clinical candidate. It is a fully synthetic single chemical entity. PG545 inhibits growth factor signaling and heparanase activity and displays potent anti-tumor and anti-metastatic activity in preclinical models.

PG545 blocks the growth factors which in turn prevent angiogenesis and inhibits heparanase which prevents metastasis.

Heparanase Inhibitors

Progen also has an active drug discovery program targeted towards the identification of small molecules that selectively inhibit the enzyme heparanase which can be formulated for oral delivery. These efforts are currently at the early stage of identifying the basic scaffolds around which our future drug

FUTURE FOCUS

•   Initiate PG545 Phase 1 clinical trial in advanced cancer patients in Q4 2010

•   Investigate and optimise the preclinical utility of PG545 with approved anticancer drugs by Q3 2011

•   Identify preclinical proof-of-concept in specific cancer types in preparation for Phase 2 clinical studies

•   Prepare PG545 Investigational New Drug (IND) filing to the US FDA by Q3 2011

•   Initiate PG545 Phase 2 trial in selected cancer indication in 2012

PROGEN CORPORATE FACTSHEET

PROGEN’S INNOVATIVE PIPELINE (Cont’d)

CELL PROLIFERATION AND EPIGENETICS COMPOUNDS

Our lead cell proliferation compound, PG11047, is a synthetic polyamine that appears to alter the natural cascade of events involved in cell division and induce death in tumor cells.

Other compounds in Progen’s cell proliferation and epigenetics pipeline include epigenetic modulators that uniquely target the enzyme known as lysine specific demethylase 1. One preclinical candidate, PG11144 showed potent activity against this enzyme which correlated with tumor inhibition. The technology portfolio also contains inhibitors of histone deacetylases (HDACs) which are a large class of epigenetic agents of which some are already marketed.

FUTURE FOCUS

Progen is looking to divest its PG11047 clinical phase product as well as its Epigenetic assets.

This will allow the Company to focus on the development and commercialization of its core products.

MANUFACTURING STRENGTH THROUGH PHARMASYNTH

PharmaSynth Pty Ltd is Progen’s wholly owned subsidiary that operates a bio-pharmaceutical manufacturing business, serving the pharmaceutical, biotechnology and veterinary industries.

PharmaSynth has a Therapeutic Goods Administration (TGA)/ Australian Pesticides and Veterinary Medicines Authority (APVMA) licensed facility operating to international current Good Manufacturing Practice (cGMP) standards.

PharmaSynth’s principal activity is the manufacture and supply of materials for use in early stage drug development and preclinical studies along with API and related CMC documentation for Phases 1, 2 and 3 clinical trials.

PharmaSynth utilizes 15 years of contract manufacturing experience to provide comprehensive manufacturing solutions for both biological and small molecule drugs. PharmaSynth has particular expertise in manufacturing recombinant proteins, small molecule synthesis, vaccines and immuotherapies, DNA/ gene therapies and carbohydrate based compounds.

Current clients include Pfizer Animal Health, Zensun (Shanghai) Sci & Tech Co, Hunter Immunology, PMP, and Prima Biomed.

STRONG GOVERNANCE

The Progen Board has ultimate responsibility for the Company’s strategy and performance and is committed to achieving and demonstrating the highest standard of corporate governance. In doing so, the Board sets values and policies that underlie business activities, ensures transparency at all times, and protects stakeholder’s interests through its actions.

EXPERIENCED BOARD

Mr Stuart James BA Honours

Non-Executive Chairman

Mr James has more than 30 years experience across the oil and gas, healthcare, financial services and logistics industries. He has broad-based business experience in executive roles, including Managing Director of Colonial State Bank and most recently as Managing Director and Chief Executive Officer of Mayne Group Limited. Mr James is currently Chairman of Pulse Health Limited, Prime Financial Group Limited, and the Balnave Capital Group and he is on the Board of Directors of Wolters Kluwer NV, and Greencross Limited.

Dr John Chiplin BPharm PhD

Non-Executive Director

Dr John Chiplin has broad-based experience in the life science and technology industries, both from an operational and investment perspective. His most recent accomplishment was the corporate reengineering of Arana Therapeutics. Immediately prior to running Arana, Dr. Chiplin was head of ITI Life Sciences investment fund in the UK. In addition to Progen, John currently serves on the boards of Benitec Ltd, Sciencemedia Inc, and Velocity Partners LLC.

Dr Julie Cherrington BS MS PhD

Non-Executive Director

Dr. Cherrington is currently President and CEO of Pathway Therapeutics and a member of the Board of Directors Xenome Ltd. Dr. Cherrington was president at Phenomix Corporation with strategic and operational responsibilities for drug research and development at the discovery, pre-clinical and clinical stages, and played a leadership role in the financing, business development and corporate development functions in the company. Prior to joining Phenomix in 2003, she was vice president of preclinical and clinical research at SUGEN, a Pfizer company.

PROGEN CORPORATE FACTSHEET

STRONG GOVERNANCE (Cont’d)

Mr Heng Tang BEng (Hons) MBA

Non-Executive Director

Mr Tang has more than 10 years experience in project and financial management in engineering and property development, specialising in feasibility studies, cash-flow management, structural finance and acquisitions for major projects. Until recently, Mr Tang was Commercial Manager for a national property developer, and managed the finance for their Queensland projects valued at over $1bn.

Mr Thomas Burt

Non-Executive Director

Mr Burt has had over 40 years experience across a number of industries including telecommunications, postal and retail operations, logistics, property management/development and management consulting. Mr Burt was previously Managing Director of New Zealand Post Properties Ltd and Total Logistics Company Ltd. Mr Burt has held General Manager positions at Telstra and Manager International Business Development Asia-Pacific for Lockheed Martin Distribution Technologies.

Dr Paul Lin BS PhD

Non-Executive Director

Dr Lin has extensive experience in the pharmaceutical and biotechnology industries, particularly in development, manufacturing, quality control and marketing of pharmaceutical products in the Greater China Area. He was the Vice President of Standard Pharm & Chem Company. Dr Lin was also Director of French RPR Pharmaceuticals Company, German Madaus AG and Guowei Consulting Company. Currently he is Senior Scientific Advisor to Vanway Pharmaceutical Co. Inc., President of JP International Development, Ltd and Founder of NuBio Pharmaceutical Technology Co. Ltd.

INDUSTRY-LEADING MANAGEMENT TEAM

Sue MacLeman BPharm MMktg MComLaw

Chief Executive Officer

Sue is a member of the Pharmaceutical Industry Council (PIC) and Pharmaceutical Industry Working Group (PIWG) and the Chair of the Pharmaceutical Industry Development Taskforce (PIDT). Sue has held positions with Schering Plough, Amgen Inc and Bristol Myers Squibb Pharmaceuticals. Sue also held the position of global Vice President for Agenix Ltd. and was the CEO of EQiTX Ltd. Most recently Sue was CEO of RNAi therapeutics’ company Benitec Ltd.

Paul Dixon BBus (Acct) CA

General Manager Finance

Prior to joining Progen, Paul was Group Financial Controller for ASX listed manufacturing company Style Limited. He has also held accountancy positions with Rio Tinto, Mack Trucks Australia and Betta Stores Limited. Paul’s duties include ASX and statutory reporting, audit management, company secretarial duties, oversight of the finance team and internal controls.

Fleur Lankesheer LLb BSc

Director Legal & Business Development

Fleur gained extensive commercialisation experience as Commercialisation Manager and Inhouse Intellectual Property Manager with Otago Innovation Ltd. She was also the Business Development Manager for a subsidiary start-up company, Immune Solutions Ltd. Fleur’s experience is primarily in the area of commercialising life science technologies encompassing drug and vaccine formulation technologies, new chemical and biological entities, biomarkers, diagnostics and medical devices.

Laurence Marton MD

Chief Scientific Officer

Dr Marton is a leading expert with extensive experience in the fields of cell growth and drug development. He was the Chief Scientific Officer of Cellgate, Inc and before that Chief Scientific and Medical Officer of SLIL Biomedical Corporation. Dr Marton was Dean of the University of Wisconsin-Madison Medical School and before that Chaired the Department of Laboratory Medicine at the University of California.

Ian Bytheway BSc PhD

Director Research & Development

As Director of R&D Ian leads the ongoing pharmaceutical development of PG545, including production scale-up, characterisation and analytical quantification. In addition he established, and now maintains responsibility for, Progen’s program to develop small molecule inhibitors of heparanase. Ian is also actively involved in the management of Progen’s intellectual property portfolio. Prior to joining Progen Ian held research positions at universities in Canada, USA, Hong Kong and Australia.

PROGEN CORPORATE FACTSHEET

INDUSTRY-LEADING MANAGEMENT TEAM (Cont’d)

Keith Dredge BSc PhD

Director Preclinical Development

Keith utilises more than a decade of experience in cancer research and toxicology to manage all preclinical studies at Progen and support regulatory affairs, business development and the company’s intellectual property portfolio. Prior to joining Progen, Keith held research positions at institutions in Australia, Ireland and UK where he published the first preclinical proof-of-concept articles for Celgene’s Revlimid® and PomolidomideTM.

Darryn Bampton BSc PGDip (Reg Aff)

Director Regulatory Affairs

Darryn has worked in the pharmaceutical industry for 15 years, and has been involved with regulatory affairs and strategic drug development for more than 10 years. He has held senior regulatory affairs positions at a Contract Research Organisation in the United Kingdom. Darryn has extensive experience in liaising with regulatory agencies, including the FDA and EMEA.

PROGEN’S TOP 20 SHAREHOLDERS (as at 23 Aug 2010)		No. of Units	% of Units
1	US Control Account	2,388,758	9.67
2	Medigen Biotechnology & Westpac Custodian	2,096,482	8.48
3	Anz Nominees Limited	1,743,744	7.06
4	Miss Fu Mei Wang	1,082,564	4.38
5	Fu Ying Wang	1,001,749	4.05
6	Min-Hua Yeh	844,894	3.42
7	Citicorp Nominees Pty Limited	712,951	2.89
8	Chi-Liang Yang	472,992	1.91
9	Mrs Lee Li Hsueh Yang	422,398	1.71
10	Mr Wen Shui Kuo Huang + Mrs Huang Pi-Hsia Kuo	400,000	1.62
11	Mr Yung-Fong Lu	396,816	1.61
12	Mr Ho-Lung Wu	388,694	1.57
13	Mr Kun-Te Yang	231,089	0.94
14	Mr Fu-Chang Tsai	227,339	0.92
15	Superdes Pty Ltd	220,000	0.89
16	A Borg Pty Ltd	216,466	0.88
17	Mr Stephen Chang + Mrs Lisa Chang	211,530	0.86
18	Toltec Holdings Pty Ltd	200,000	0.81
19	Jin-Ching Wang	173,000	0.70
20	Merrill Lynch (Australia) Nominees Pty Limited	172,611	0.70
Totals: Top 20 holders of ORDINARY SHARE REGISTER AUS+US		13,604,077	55.06
Total Remaining Holders Balance		11,105,020	44.94

FOR MORE INFORMATION CONTACT

Sue MacLeman - Chief Executive Officer

Progen Pharmaceuticals Ltd ACN 010 975 612

16 Benson St, Toowong, QLD 4066, Australia

PO Box 2403, Toowong, QLD 4066, Australia

T +61 7 3842 3333

F +61 7 3720 9624

SAFE HARBOUR STATEMENT

This fact sheet contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PG545, PG11047, muparfostat (PI-88), PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.